UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES
SAVINGS PLAN
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	3

Notes to Financial Statements as of December 31, 2022 and 2021, and for the Year Ended December 31, 2022	4-15

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2022	16

SIGNATURE	17

EXHIBIT INDEX	18

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries Savings Plan
Newport News, Virginia
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Huntington Ingalls Industries Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

DELOITTE & TOUCHE LLP
Richmond, Virginia
June 16, 2023
We have served as the auditor of the Plan since 2011.

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021
($ in thousands)

	2022	2021
ASSETS:
Investments - at fair value:
Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust	$3,860,899	$4,049,615
Schwab Personal Choice Retirement Account	—	4,588
Cash equivalents	—	215,471
HII common stock	—	42,045
Separately managed account	—	103,801
Collective trust funds	—	245,371
Short-term investment fund	4,605	3,621
Investments - at contract value
Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust	734,682	576,622

Total investments	4,600,186	5,241,134

Notes receivable from participants	98,627	95,907
Participant contributions receivable	720	—
Employer contributions receivable	586	—
Rollover contributions	616	—

Total receivables	100,549	95,907

NET ASSETS AVAILABLE FOR BENEFITS	$4,700,735	$5,337,041

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022
($ in thousands)

Investment loss:
Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust	$(736,101)

Interest income on notes receivable from participants	3,595

Contributions:
Participant contributions	266,345
Employer contributions	142,355
Rollover contributions	116,010

Total contributions	524,710

DEDUCTIONS:
Benefits paid to participants	428,510

Total deductions	428,510

DECREASE IN NET ASSETS	(636,306)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,337,041

End of year	$4,700,735

The accompanying notes are an integral part of this statement.

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021, AND FOR THE YEAR ENDED DECEMBER 31, 2022

1.DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Huntington Ingalls Industries, Inc. (the “Company” or “HII”) established on March 31, 2011. The Plan covers substantially all employees of the Company and its affiliates who are at least 18 years old, are citizens or residents of the United States of America, and are not covered under another defined contribution plan. The HII Administrative Committee controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
A majority of the Plan’s investments are held in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust (the “DC Master Trust”). All of the Plan’s investments are participant-directed.
Certain employees hired or re-hired on or after March 31, 2011, who meet specific requirements are eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). RACs are calculated and credited for each payroll date.
The Plan was amended effective February 1, 2021 to reflect accelerated vesting for HII San Diego Shipyard, Inc. employees in connection with the sale of that business.
The Plan was amended and restated effective July 1, 2021 to incorporate amendments adopted since the Plan was last restated on December 1, 2015, to reflect certain changes made to the RAC eligibility and matching contributions formulas effective July 1, 2021, to reflect certain changes pursuant to the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2020, and to reflect and/or clarify certain other administrative practices.
The Plan was amended effective December 31, 2021 to accept the merger of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees.
Contributions — Plan participants may contribute from 1% to 75% of eligible compensation in increments of 1%, on a tax-deferred (before-tax) basis, Roth 401(k) basis, or an after-tax basis, or a combination thereof, through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. First time eligible employee (newly hired, rehired or certain transfers) participants are enrolled automatically into the Plan at a 2% tax-deferred contribution rate approximately 45 days after the date of hire, rehire, or transfer unless an alternative election is made. If an alternate election is not made, such contributions are automatically increased by 1% each year thereafter. Contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code”).

The Company’s matching contributions are generally as follows:

Company
Employee Contribution	Match
First 2% of participant’s eligible compensation	100%
Next 2% of participant’s eligible compensation	50%
Next 4% of participant’s eligible compensation	25%
The Company credits participants who meet eligibility requirements with a RAC each pay period in an amount determined as a percentage of eligible compensation for each pay period as follows:

Percentage of
Participant’s Age	Compensation
Less than 35	3
35–49	4
50 or older	5
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any employer contributions, and an allocation of the Plan’s earnings, net of administration expenses, and charged with the participant's withdrawals and an allocation of the Plan’s losses, borne by the Plan. Allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own and employer matching contributions (including any investment earnings thereon).
Plan participants are fully vested in their RAC, plus earnings thereon, upon the completion of three years of vesting service.
Forfeited Accounts — Forfeitures of nonvested RACs plus earnings thereon may be used to reduce subsequent Company contributions or Plan administrative expenses. As of December 31, 2022 and 2021, forfeited nonvested accounts were approximately $863,000 and $1,329,000, respectively. During 2022, employer contributions and plan administrative expenses were reduced by approximately $3,991,000 due to forfeited nonvested accounts.
Investment Options — Upon enrollment in the Plan, each participant directs his or her contributions and Company contributions, in 1% increments, to be invested in any of the available investment options plus a self-directed brokerage account option described in the Plan document. The investment funds are managed by independent investment managers appointed by the HII Investment Committee (the “Investment Committee”). Except for the Stable Value Fund disclosed in Note 5, there are no redemption restrictions or unfunded commitments.
Participants may change their investment direction daily. Existing account balances can be transferred daily, subject to certain restrictions.
Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions, and transfers. The value of each participant’s account within each fund depends on the number of units purchased to date and the current value of each unit.
Notes Receivable from Participants — Participants may borrow from their vested accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50% of their account balance (not including certain Company contributions). A participant may not have more than one outstanding loan at any given time (except for those merged from other plans). Loans are secured by the assignment of the participant's vested interest in the Plan. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Trustee plus 1%. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on a leave of absence). The maximum loan period for a regular loan is five years. Participants may obtain 15 year loans if used to acquire a dwelling that is the principal residence of the participant. Loans transferred in as the result of a plan merger may, however, have maximum loan periods greater than 15 years. Loans may be repaid early in full; partial early repayments are not permitted. As of December 31, 2022, participant loans had maturities through 2038 at interest rates ranging from 4.25% to 8.50%.
Payment of Benefits — On termination of employment with the Company (including termination due to death, disability, or retirement), a participant will receive a lump sum payment of his or her entire account balance (net of any outstanding loan balances). Certain partial distributions after termination of employment and before age 72 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.
Distributions from the Huntington Ingalls Industries Stock Fund ("HII Stock Fund") may be paid in cash, stock, or a combination of both, depending on the participant’s election.
Withdrawals — A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time, limited to one withdrawal per quarter. In addition, a participant may withdraw all or a portion of his or her Company matching contributions (plus earnings) at any time, also limited to one withdrawal per quarter. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document). Withdrawals are limited to the amount of a participant’s vested account balance net of any loan balances outstanding and are subject to tax withholding as appropriate.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The DC Master Trust and the Plan invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, U.S. and foreign government, and overall market volatility risks. Market risks include global events that could impact the values of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to the DC Master Trust Agreement, as directed and overseen by the Investment Committee. The Plan’s investments, including the underlying investments held in the DC Master Trust, are valued as follows:
Investments in common stock are valued at the last reported sales price of the stock on the last business day of the Plan year. The shares of registered investment company funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in units of the stable value collective trusts are valued at the respective net asset values as reported by such underlying trusts. Investments in fixed income securities are valued using pricing models maximizing the use of observable inputs for similar securities, which includes values based on yields currently available on comparable securities of issuers with similar credit ratings. Investments in collective trust funds are valued based on the redemption prices of units owned by the Plan, which are based on the current fair values of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question, and other information customarily used in the valuation of assets, or, if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Investment Committee, or, in the case of participant-directed brokerage accounts, the participant’s broker, as applicable).
Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at contract value. The SICs are considered to be fully benefit-responsive, and their carrying values are therefore presented as contract values in the statements of net assets available for benefits. The SICs' contract values are equal to principal balances plus accrued interest plus deposits and less withdrawals.
All securities and money market funds are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee, if necessary. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain or loss resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the fair value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received upon sale and the average cost of investments sold.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Expenses — Administrative expenses of the Plan may be paid by the Plan, the DC Master Trust, or the Plan’s sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who elected to withdraw from the Plan, but were not yet paid, were approximately $945,000 and $1,277,000 as of December 31, 2022 and 2021, respectively.
3.    INVESTMENTS
The majority of the Plan’s investments consists of a divided interest in the DC Master Trust. Those investments are stated at values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement.
Each of the plans participating in the DC Master Trust holds a different share of some, but not necessarily all, of the underlying investments of the DC Master Trust. Accordingly, the net change in the fair value of the Plan’s investments does not correspond directly with the performance of the DC Master Trust as a whole, but is based on the performance of the Plan’s interest in specific investments held through the DC Master Trust. The value of the Plan’s interest in the DC Master Trust is based upon the beginning of year value of the Plan’s interest in the trust, plus actual contributions, less distributions and allocated administrative expenses, plus investment income/loss attributed to specific investments held through the Plan’s interest in the DC Master Trust.

The net assets of the DC Master Trust and the Plan's interest in the DC Master Trust were as follows ($ in thousands):

	As of December 31, 2022
	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
At fair value:
Short-term investment funds	$27,307	$25,718
HII common stock	240,599	233,532
Collective trust funds	3,739,449	3,315,070
Schwab Personal Choice Retirement Account	237,637	237,637
Total investments at fair value	4,244,992	3,811,957

At contract value:
Synthetic guaranteed investment contracts	781,192	734,682
Total investments at contract value	781,192	734,682

Pending receivable	49,070	49,070
Total assets	5,075,254	4,595,709

Liabilities:
Accrued expenses	206	128

Total liabilities	206	128

Net assets	$5,075,048	$4,595,581

	As of December 31, 2021
	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
At fair value:
Short-term investment funds	$19,194	$19,194
HII common stock	160,574	155,054
Collective trust funds	4,049,295	3,507,205
Schwab Personal Choice Retirement Account	322,714	322,714
Total investments at fair value	4,551,777	4,004,167

At contract value:
Synthetic guaranteed investment contracts	626,084	576,622
Total investments at contract value	626,084	576,622

Pending receivable	46,005	46,005
Total assets	5,223,866	4,626,794

Liabilities:
Accrued expenses	832	557

Total liabilities	832	557

Net assets	$5,223,034	$4,626,237

Investment income (loss) for the DC Master Trust for the year ended December 31, 2022, was as follows ($ in thousands):

Investment loss:

Net depreciation in fair value of investments	$(840,026)
Dividends	9,437
Interest	15,367
Administrative and investment expenses	(6,284)

Total investment loss	$(821,506)

4.    FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement ("ASC 820"), clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements.
The valuation techniques under ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust primarily include common stock, registered investment company funds, and money market funds, based on pricing, frequency of trading, and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust primarily include fixed income securities, based on model-derived valuations calculated by the fund managers.
Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 financial instruments in the Plan or DC Master Trust as of December 31, 2022 and 2021.

The following tables set forth by level the fair value hierarchy of the investments held by the DC Master Trust and the Plan as of December 31, 2022 and 2021 ($ in thousands):

	As of December 31, 2022
	Level 1	Level 2	Level 3	NAV (a)	Total

DC Master Trust
Short-term investment funds	$—	$—	$—	$27,307	$27,307
HII common stock	240,599	—	—	—	240,599
Collective trust funds	—	—	—	3,739,449	3,739,449
Schwab Personal Choice Retirement Account	236,642	995	—	—	237,637

Total assets in the DC Master Trust	$477,241	$995	$—	$3,766,756	$4,244,992

Other Plan Investments
Short-term investment fund	—	—	—	4,605	4,605

Total Other Plan Investments	$—	$—	$—	$4,605	$4,605

(a) Investments in collective trust funds are measured at fair value using NAV, and therefore have not been classified in the fair value hierarchy.

	As of December 31, 2021
	Level 1	Level 2	Level 3	NAV (a)	Total

DC Master Trust
Short-term investment funds	$—	$—	$—	$19,194	$19,194
HII common stock	160,574	—	—	—	160,574
Collective trust funds	—	—	—	4,049,295	4,049,295
Schwab Personal Choice Retirement Account	322,142	572	—	—	322,714

Total assets in the DC Master Trust	$482,716	$572	$—	$4,068,489	$4,551,777

Other Plan Investments
Schwab Personal Choice Retirement Account	$4,588	$—	$—	$—	$4,588
Cash equivalents	215,471	—	—	—	215,471
HII common stock	42,045	—	—	—	42,045
Collective trust funds	—	—	—	245,371	245,371
Separately managed account	—	—	—	103,801	103,801
Short-term investment fund	—	—	—	3,621	3,621

Total Other Plan Investments	$262,104	$—	$—	$352,793	$614,897

(a) Investments in collective trust funds are measured at fair value using NAV, and therefore have not been classified in the fair value hierarchy.

5.    INTEREST IN STABLE VALUE FUND
The DC Master Trust includes amounts in the Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company. Each participating savings plan has an undivided interest in the Stable Value Fund. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.
Investments held in the Stable Value Fund as of December 31, 2022 and 2021, were as follows ($ in thousands):

	2022	2021
Synthetic guaranteed investment contracts - at contract value	$781,192	$626,084
Short-term investment fund - at fair value	26,460	18,846

Total	$807,652	$644,930
The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs, which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The Stable Value Fund imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that affect its ability to transact at fair value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
6.    RELATED PARTY AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Trustee, transactions involving HII common stock, and payments made to the Company for certain Plan administrative costs. The HII Stock Fund within the DC Master Trust held 1,042,998 and 859,875 shares of common stock of the Company with fair values of approximately $240,599,000 and $160,574,000 as of December 31, 2022 and 2021, respectively. The HII Stock Fund within the DC Master Trust also held cash and cash equivalents with fair values of approximately $451,000 and $348,000 as of December 31, 2022 and 2021, respectively. The Plan’s interest in the net assets of the HII Stock Fund was approximately 97% and 96% as of December 31, 2022 and 2021, respectively. During 2022, the HII Stock Fund earned approximately $5,137,000 in dividends from its investment in HII common stock.
The Plan had transactions with the Trustee’s collective trust funds and short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. The DC Master Trust utilized various investment managers to manage its net assets. These net assets may also be invested into funds managed by such investment managers. All of these transactions qualify as party-in-interest transactions.
7.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.
8.    FEDERAL INCOME TAX STATUS
The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. The Plan administrator received a favorable determination letter from the Internal Revenue Service (“IRS”) dated November 14, 2017, which indicated the Plan, as designed, was in compliance with the Code. The Plan has been amended since the date of issuance of the determination letter. The Plan administrator believes, however, that the Plan is designed and is being operated in accordance with the applicable requirements of the Code in all material respects and that the Plan therefore continues to be tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. While the Plan is subject to routine audits by taxing jurisdictions, no audits are currently in progress for any tax periods.
9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following tables reconcile net assets available for benefits per the financial statements to Form 5500 as of December 31, 2022 and 2021 ($ in thousands):

	2022	2021
Net assets available for benefits per the financial statements	$4,700,735	$5,337,041
Less: amounts allocated to withdrawing participants	(945)	(1,277)

Net assets available for benefits per Form 5500	$4,699,790	$5,335,764

The following table reconciles benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2022 ($ in thousands):

Benefits paid to participants per the financial statements	$428,510
Add: amounts allocated to withdrawing participants at December 31, 2022	945
Less: amounts allocated to withdrawing participants at December 31, 2021	(1,277)

Benefits paid to participants per Form 5500	$428,178

******

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
Employer ID No: 90-0607005
Plan No: 011

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Plan Participants	Participant loans maturing 2023 to 2038 with interest rates ranging from 4.25% to 8.50%	**	98,627

*	State Street Bank and Trust Company	Short-term investment fund	**	4,605

	Total			$103,232

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries Savings Plan

Date: June 16, 2023	By:	/s/ Nicolas G. Schuck
Nicolas G. Schuck
Corporate Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.